Exhibit 99.1

Press Release

Eltek Ltd. Reports 2026 First Quarter Financial Results

Petach Tikva, Israel (May 19, 2026) Eltek Ltd. (NASDAQ: ELTK), a leading global manufacturer of high-quality printed circuit boards, today announced its financial results for the quarter ended March 31, 2026.

First Quarter 2026 Highlights

▪	Revenues of $10.4 million

▪	Operating loss of $1.9 million

▪	Net loss of $2.9 million or $0.42 per fully diluted share

▪	Net cash used in operating activities amounted to $0.4 million.

The continuous sharp depreciation of the U.S. dollar against the Israeli shekel had a material impact on the Company’s operating results. This currency movement increased the Company’s shekel-denominated expenses when translated into U.S. dollars, resulting in an increase of approximately $1.3 million in reported NIS-based operating expenses, compared to the first quarter of 2025. In addition, the Company’s operations during the quarter were affected by the challenging security environment in the region, including temporary disruptions to regular work routines and reduced operational availability at certain times.

“As we indicated in April 2026, our operating results for the quarter were adversely affected by the late phasing of the Company’s order backlog during the quarter, although our backlog has grown significantly. In addition, we experienced certain temporary logistical constraints, which contributed to the results for the quarter,” said Eli Yaffe, CEO of Eltek.

“The continued growth in our order backlog reflects the underlying strength in demand for our products. While the timing of backlog execution impacted our results in the first quarter, we remain confident in our ability to convert this backlog into revenue over the coming periods. At the same time, we are actively addressing the logistical challenges and expect conditions to improve gradually,” concluded Mr. Yaffe.

First Quarter 2026 GAAP Financial Results

Revenues for the first quarter of 2026 were $10.4 million, compared to $12.8 million in the first quarter of 2025.

Gross loss for the first quarter of 2026 was $1.9 million compared to gross profit of $2.2 (17% of revenues) in the first quarter of 2025.

Operating loss for the first quarter of 2026 was $3.3 million compared to operating profit of $0.7 million in the first quarter of 2025.

Net loss for the first quarter of 2026 was $2.9 million or $0.42 per fully diluted share compared to net income of $1.0 million or $0.15 per fully diluted share in the first quarter of 2025.

Cash and short-term bank deposits amounted to $11.1 million as of March 31, 2026, with no outstanding debt.

First Quarter 2026 Non-GAAP Financial Results

EBITDA loss for the first quarter of 2026 was $2.7 million compared to EBITDA of $1.2 million (9% of revenues) in the first quarter of 2025.

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides EBITDA, a non-GAAP measure. This non-GAAP measure is not in accordance with, nor is it a substitute for, GAAP measures. This non-GAAP measure is intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measure presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Conference Call

Today, Tuesday, May 19, 2026, at 8:30am Eastern Time (15:30pm Israel Time, 5:30am Pacific Time), Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-866-860-9642

Israel:	03-918-0691

International:	+972-3-918-0691

To Access a Replay of the Call

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs) and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high-quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statements

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of currency movements between the US Dollar exchange rate against the Israeli Shekel, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com

+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Income
U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2026	2025

Revenues	10,436	12,756
Costs of revenues	(12,288)	(10,544)

Gross profit (loss)	(1,852)	2,212

Research and development, expenses, net	-	(50)
Selling, general and administrative expenses	(1,415)	(1,437)

Operating income (loss)	(3,267)	725

Financial income (expenses), net	(94)	504

Income (loss) before income taxes	(3,361)	1,229

Income tax expenses (tax benefit)	(508)	227

Net Income (loss)	(2,853)	1,002

Earnings per share:
Basic net income (loss) per ordinary share	(0.42)	0.15
Diluted net income (loss) per ordinary share	(0.42)	0.15
Weighted average number of ordinary shares used to compute
basic net income (loss) per ordinary share (in thousands)	6,719	6,714
Weighted average number of ordinary shares used to compute
diluted net income (loss) per ordinary share (in thousands)	6,786	6,785

Eltek Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands

	March 31,	December 31,
	2026	2025

Assets

Current assets:
Cash and cash equivalents	11,054	2,481
Short-term bank deposits	-	9,643
Trade receivables (net of allowance for credit losses)	11,338	14,789
Inventories	9,373	11,154
Other accounts receivable and prepaid expenses	699	607

Total current assets	32,464	38,674

Long term assets:
Severance pay fund	71	65
Deferred tax assets, net	913	387
Operating lease right-of-use assets	11,851	6,272
Total long term assets	12,835	6,724

Property and equipment, net	22,647	20,862

Total Assets	67,946	66,260

Liabilities and Shareholder's equity

Current liabilities:
Trade payables	5,032	6,047
Other accounts payable and accrued expenses	5,913	6,565
Short-term operating lease liabilities	494	1,100

Total current liabilities	11,439	13,712

Long-term liabilities:
Accrued severance pay	528	515
Long-term operating lease liabilities	11,629	5,296

Total long-term liabilities	12,157	5,811

Shareholders' equity:
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 6,719,827 at March 31, 2026 and December 31, 2025	6,012	6,012
Additional paid-in capital	32,662	32,662
Foreign currency translation adjustments	6,462	6,111
Capital reserve	3,134	3,019
Retained earnings (accumulated deficit)	(3,920)	(1,067)
Total shareholders' equity	44,350	46,737
Total liabilities and shareholders' equity	67,946	66,260

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
U.S. dollars in thousands

	Three months ended
	March 31,
	2026	2025

GAAP net Income (loss)	(2,853)	1,002
Add back items:

Financial (income) expenses, net	94	(504)
Income tax expenses (tax benefit)	(508)	227
Depreciation and amortization	590	465
Non-GAAP EBITDA (EBITDA loss)	(2,677)	1,190

Eltek Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Three months ended
	March 31,
	2026	2025

Cash flows from operating activities:

Net Income (loss)	(2,853)	1,002
Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation	590	465
Accrued interest, net	(69)	(128)
Share-based compensation	115	138
Decrease (increase) in deferred tax assets	(530)	82
	106	557

Decrease (increase) in operating lease right-of-use assets	149	1
Decrease (increase) in trade receivables	3,618	(355)
Decrease (increase) in other receivables and prepaid expenses	(88)	(67)
Decrease (increase) in inventories	1,895	(330)
Increase (decrease) in trade payables	(2,507)	(862)
Increase (decrease) in other liabilities and accrued expenses	(714)	173
Increase (decrease) in employee severance benefits, net	9	7
	2,362	(1,433)

Net cash provided by (used in) operating activities	(385)	126

Cash flows from investing activities:
Purchase of fixed assets	(739)	(1,137)
Withdrawal of (investment in) short-term bank deposits, net	9,712	534
Net cash provided by (used in) investing activities	8,973	(603)

Cash flows from financing activities:
Exercise of options	-	-
Repayment of long-term loans from bank	-	-
Issuance of shares, net	-	-
Net cash provided by (used in) financing activities	-	-

Effect of translation adjustments	(15)	(632)

Net increase (decrease) in cash and cash equivalents	8,573	(1,109)

Cash and cash equivalents at the beginning of the period	2,481	7,575

Cash and cash equivalents at the end of the period	11,054	6,466